UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Targeted Genetics Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

87612M3067
(CUSIP Number)

March 2, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☑           Rule 13d-1(c)

☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 87612M3067	13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Zachary Prensky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5.	SOLE VOTING POWER 780,000
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 955,000
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 780,000
PERSON WITH	8.	SHARED DISPOSITIVE POWER 955,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,735,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 87612M3067	13G	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Mann
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5.	SOLE VOTING POWER 25,000
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 955,000
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 25,000
PERSON WITH	8.	SHARED DISPOSITIVE POWER 955,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 980,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 87612M3067	13G	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Koyote Trading LLC (80-0308646)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 955,000
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 955,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 955,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 87612M3067	13G	Page 5 of 7 Pages

The Reporting Persons are filing this Schedule 13G notwithstanding the fact that the Issuer has deregistered its Common Stock under Section 12 of the Securities Exchange Act of 1934 thereby eliminating the requirement to file Schedules 13D-G.

Item 1(a).	Name of Issuer:

Targeted Genetics Corporation, a Washington corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1100 Olive Way, Suite 100
Seattle, Washington 98101

Item 2(a).	Name of Persons Filing:

(i)	Zachary Prensky;
(ii)	Jeffrey Mann; and
(iii)	Koyote Trading LLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

800 Third Avenue, 10th Floor
New York, New York 10022

Item 2(c).	Citizenship:

Each of Zachary Prensky and Jeffrey Mann is a citizen of the United State and Koyote Trading LLC is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common stock, $0.01 par value per share (“Shares”)

Item 2(e).	CUSIP Number:

87612M3067

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 87612M3067	13G	Page 6 of 7 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned (as of June 7, 2010):

Zachary Prensky beneficially owns 1,735,000 Shares consisting of (i) 780,000 Shares he owns of record and (ii) 955,000 Shares owned of record by Koyote Trading LLC over which he has shared voting and dispositive power.

Jeffrey Mann beneficially owns 980,000 Shares consisting of (i) 25,000 Shares he owns of record and (ii) 955,000 Shares owned of record by Koyote Trading LLC over which he has shared voting and dispositive power.

Koyote Trading LLC beneficially owns 955,000 Shares, all of which it owns of record, but over which it has shared voting and dispositive power with Zachary Prensky and Jeffrey Mann.

(b)	Percent of class (as of June 7, 2010):

Zachary Prensky beneficially owns 7.9% of the total number of outstanding Shares consisting of (i) 3.6% which he owns of record and (ii) 4.3% owned of record by Koyote Trading LLC over which he has shared voting and dispositive power.

Jeffrey Mann beneficially owns 4.4 of the total number of outstanding Shares consisting of (i) 0.1% which he owns of record and (ii) 4.3% owned of record by Koyote Trading LLC over which he has shared voting and dispositive power.

Koyote Trading LLC beneficially owns 4.3% of the total number of outstanding Shares, all of which it owns of record, but over which it has shared voting and dispositive power with Zachary Prensky and Jeffrey Mann.

(c)	Number of shares as to which such person has (as of June 7, 2010):

ZACHARY PRENSKY:
(i)	Sole power to vote or to direct the vote: 780,000

(ii)	Shared power to vote or to direct the vote: 955,000

(iii)	Sole power to dispose or to direct the disposition of: 780,000

(iv)	Shared power to dispose or to direct the disposition of: 955,000

JEFFREY MANN:
(i)	Sole power to vote or to direct the vote: 25,000

(ii)	Shared power to vote or to direct the vote: 955,000

(iii)	Sole power to dispose or to direct the disposition of: 25,000

(iv)	Shared power to dispose or to direct the disposition of: 955,000

KOYOTE TRADING LLC:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 955,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 955,000

CUSIP No. 87612M3067	13G	Page 7 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c). The identity of each of the Reporting Persons is set forth in Item 2(a) hereof

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each of the Reporting Persons certify that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 11, 2010	ZACHARY PRENSKY

/s/ Zachary Prensky

Date: June 11, 2010	JEFFREY MANN

/s/ Jeffrey Mann

Date: June 11, 2010	KOYOTE TRADING LLC

By: /s/ Roger Jassie
Roger Jassie, Chief Compliance Officer

ATTENTION:  INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE  FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

Exhibit A

Agreement of Joint Filing of Schedule 13G

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ownership by each of the undersigned of shares of stock of the Issuer.

Date: June 11, 2010	ZACHARY PRENSKY

/s/ Zachary Prensky

Date: June 11, 2010	JEFFREY MANN

/s/ Jeffrey Mann

Date: June 11, 2010	KOYOTE TRADING LLC

By: /s/ Roger Jassie
Roger Jassie, Chief Compliance Officer